Exhibit 99.3
VODACOM GROUP ANNOUNCES PROVISIONAL RESULTS FOR 6 MONTHS ENDED SEPTEMBER
The Vodacom Group (Proprietary) Limited and its subsidiaries (“Vodacom Group”) announces provisional results for the six months ended 30 September 2008. This information is also contained in Vodafone’s financial results announcement released today.
Pieter Uys, Chief Executive Officer of the Vodacom Group said “These provisional results demonstrate once again strong growth in Vodacom’s business. We now have almost 36 million customers which is a 13.1% increase on a year ago.”
Highlights in the Vodacom Group provisional results for the six months ended 30September 2008
•	Total customers increased by 13.1% to 35.7 million

•	Revenue increased by 14.0% to R26.0 billion

•	Profit from operations increased by 12.5% to R6.4 billion

•	EBITDA increased by 13.9% to R8.7 billion

•	Cash generated from operations increased by 15.6% to R8.0 billion
A detailed analysis of the Vodacom Group’s operations and indicators will be released on Monday 17 November 2008.
EBITDA and _____ Total customers _____ Profit from operations _____ EBITDA profit from operations Thousands _____ Rand millions _____ Rand millions margins %